SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

TapImmune Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

876033309
(CUSIP Number)

January 12, 2015
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(Page 1 of 11 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS American Capital Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6

SHARED VOTING POWER

750,000 shares of Common Stock

2,250,000 shares of Common Stock issuable upon exercise of Series A, D and E Warrants (See Item 4)*

1,500,000 shares of Common Stock issuable upon exercise of Series B and C Warrants (See Item 4)*

	7	SOLE DISPOSITIVE POWER
	8

SHARED DISPOSITIVE POWER

750,000 shares of Common Stock

2,250,000 shares of Common Stock issuable upon exercise of Series A, D and E Warrants (See Item 4)*

1,500,000 shares of Common Stock issuable upon exercise of Series B and C Warrants (See Item 4)*

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

750,000 shares of Common Stock

2,250,000 shares of Common Stock issuable upon exercise of Series A, D and E Warrants (See Item 4)*

1,500,000 shares of Common Stock issuable upon exercise of Series B and C Warrants (See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.72% (See Item 4)*
12	TYPE OF REPORTING PERSON OO

* As more fully described in Item 4, the Series A, D and E Warrants are subject to a 4.9% blocker and the Series B and C Warrants are subject to a 9.9% blocker and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

1	NAMES OF REPORTING PERSONS Kimberly Page
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6

SHARED VOTING POWER

750,000 shares of Common Stock

2,250,000 shares of Common Stock issuable upon exercise of Series A, D and E Warrants (See Item 4)*

1,500,000 shares of Common Stock issuable upon exercise of Series B and C Warrants (See Item 4)*

	7	SOLE DISPOSITIVE POWER
	8

SHARED DISPOSITIVE POWER

750,000 shares of Common Stock

2,250,000 shares of Common Stock issuable upon exercise of Series A, D and E Warrants (See Item 4)*

1,500,000 shares of Common Stock issuable upon exercise of Series B and C Warrants (See Item 4)*

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

750,000 shares of Common Stock

2,250,000 shares of Common Stock issuable upon exercise of Series A, D and E Warrants (See Item 4)*

1,500,000 shares of Common Stock issuable upon exercise of Series B and C Warrants (See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.72% (See Item 4)*
12	TYPE OF REPORTING PERSON IN; HC

* As more fully described in Item 4, the Series A, D and E Warrants are subject to a 4.9% blocker and the Series B and C Warrants are subject to a 9.9% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

Item 1(a).	NAME OF ISSUER:

The name of the issuer is TapImmune Inc. (the “Company”).

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 1551 Eastlake Avenue East, Suite 100, Seattle, Washington 98102.

Item 2(a).	NAME OF PERSON FILING:

This Schedule 13G is being filed on behalf of (i) American Capital Management L.L.C., a Delaware limited liability company (“ACM”), (ii) and (iii) Kimberly Page, an individual who is a citizen of the United States of America (“Ms. Page,” together with ACM, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The principal business office of all of the Reporting Persons is 205 East 42nd Street, 20th Floor, New York, New York 10017.

Item 2(c).	CITIZENSHIP:
Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.001 par value (the “Common Stock”)

Item 2(e).	CUSIP NUMBER:

876033309

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,

(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _______________________________________________

Item 4.	OWNERSHIP.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 27,638,815 shares of Common Stock issued and outstanding as of January 12, 2015, as represented in Exhibit 10.1 attached to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 12, 2015 and assumes the exercise of the reported warrants (the “Reported Warrants”) subject to the applicable Blockers (as defined below).

Pursuant to the terms of the Reported Warrants, the Reporting Persons cannot exercise (i) any of the Reported Warrants that are Series A, Series D or Series E Warrants if the Reporting Persons would beneficially own, after any such exercise, more than 4.9% of the outstanding shares of Common Stock or (ii) any of the Reported Warrants that are Series B or Series C Warrants if the Reporting Persons would beneficially own, after any such exercise, more than 9.9% of the outstanding shares of Common Stock (the applicable “Blockers”), and the percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the applicable Blockers. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise all of the Reported Warrants due to the applicable Blockers.

Ms. Page has the authority and responsibility for the investments made on behalf of ACM and accordingly, has voting and dispositive power over the shares of Common Stock held by ACM. As such, Ms. Page may be deemed to be the beneficial owner of all shares of Common Stock held by, and underlying the Reported Warrants (subject to the applicable Blockers) held by, ACM. ACM is a retirement vehicle for the benefit of Joshua Silverman and Richard Abbe, members of Iroquois Capital Management LLC, and others.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
See Exhibit 1.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2015

AMERICAN CAPITAL MANAGEMENT L.L.C.

	By:	/s/ Kimberly Page
Kimberly Page, Authorized Signatory

/s/ Kimberly Page
Kimberly Page

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: March 13, 2015

AMERICAN CAPITAL MANAGEMENT L.L.C.

By:	/s/ Kimberly Page
Kimberly Page, Authorized Signatory

/s/ Kimberly Page
Kimberly Page